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                             January 3, 2022

       Bernard Rowe
       Managing Director and Chief Executive Officer ioneer Ltd
       Suite 5.03, Level 5, 140 Arthur Street
       North Sydney, NSW 2060
       Australia

                                                        Re: ioneer Ltd
                                                            Draft Registration
Statement on Form 20FR12B
                                                            Submitted December
7, 2021
                                                            CIK No. 0001896084

       Dear Mr. Rowe:

              We have reviewed your draft filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Draft Registration Statement on Form 20FR12B

       Cover Page

   1. We note you disclose here that Sibanye-Stillwater will subscribe for 145.9 million of your ordinary shares under
the Sibanye-Stillwater Placement and that you expect the
                                                        transactions
encompassing the Strategic Partnership to close in the second half of calendar year 2022. However, you
disclose on page 53 that you issued the 145.9 million ordinary shares to
Sibanye-Stillwater following approval by your shareholders on October 21,
                                                        2021. Please revise to
clarify whether the Sibanye-Stillwater Placement has been
                                                        completed and the
current status of the Strategic Partnership.
 Bernard Rowe
FirstName
ioneer Ltd LastNameBernard Rowe
Comapany
January    Nameioneer Ltd
        3, 2022
January
Page 2 3, 2022 Page 2
FirstName LastName
Key Information
Capitalization and Indebtedness, page 8

2. Please revise to present the statement of capitalization and indebtedness as of a date no earlier than 60 days prior to the date of the filing. Your statement of capitalization and indebtedness should also describe whether your indebtedness are guaranteed or unguaranteed, secured or unsecured, and should include indirect and contingent indebtedness. In addition, please tell us how you considered the US$3 million contingent liability with Peak Minerals LLC in your statement of capitalization and indebtedness.
         Refer to Item 3.B. of Form 20-F.
Risk Factors, page 9

3. We note your disclosure on page 76 that the deposit agreement provides that ADS holders waive the right to jury trial of any claim they may have against you or the depositary arising out of or relating to your shares, the ADSs or the deposit claim, including any claim under the U.S. federal securities laws. Please include a risk factor to highlight the risks and impact associated with the jury trial waiver provision to those holding ADS or an interest therein, which may include increased costs to bring a claim, the possibility of less favorable outcomes, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders' ability to bring a claim in a judicial forum that they find favorable. In addition, please revise your disclosure here and elsewhere to clarify if this provision applies to purchasers in secondary transactions.
Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate, page 13

4. Provide here and in your Business Overview section updated disclosure regarding any material legal or regulatory developments relating to the mining project at Rhyolite
         Ridge. If there is a final rule listing the buckwheat as an endangered species or if there is an adverse decision regarding the critical habitat designation, please consider adding a new risk factor to highlight the practical impact. In the event of adverse developments in this area, discuss in the Business Overview section the potential next steps that would be available to the company, and advise us whether your reference in the Introduction at page
         1 to conducting operations at Rhyolite Ridge in an "environmentally sustainable manner"
         would require revision.
Mineral Resource Estimate, page 28

5. We note your disclosure of mineral resources and reserves in your filing. Please modify your disclosure to include the cutoff grade, metallurgical recovery, and commodity prices used to estimate your mineral resources and reserves. See Item 1304(d) and 1304(f) of
         Regulation S-K.
 Bernard Rowe
FirstName
ioneer Ltd LastNameBernard Rowe
Comapany
January    Nameioneer Ltd
        3, 2022
January
Page 3 3, 2022 Page 3
FirstName LastName
Property, Plant and Equipment, page 34

6. We note your individual property disclosure is incomplete. Please modify your disclosures to comply with Item 1304(b) of Regulation S-K. Operating and Financial Review and Prospects, page 35

7. We note you state that a portion of your capital expenditures have focused on your pilot plant. Please expand your disclosure here and elsewhere to discuss your pilot plant and its relevance to your operations.
Directors, Senior Management and Employees
Directors and Senior Management, page 40

8. Please disclose the date that Mr. Rowe was appointed Chief Executive Officer. In addition, please disclose when Mr. Calaway became Executive Chairman and provide the dates when he served as the non-executive chairman of Orocobre Ltd. We note the referenced dates of the employment agreements at page 45.
Major Shareholders and Related Party Transactions, page 49

9. Please revise your disclosure to identify the natural person(s) who have voting or investment control with respect to the ordinary shares held by Centaurus Capital LP and
         Sibanye-Stillwater.
Financial Statements
4.5 Exploration and evaluation expenditure, page F-15

10.      You disclose that    once a development decision has been taken, all
past and future
         exploration and evaluation assets in respect of the area of interest are tested for
         impairment and transferred to the cost of development.    Please
revise to further clarify
         the    development decision    that needs to be made, including
details about the factors
         considered in making this decision and why it is required to demonstrate technical feasibility and commercial viability under paragraph 17 of IFRS 6. In addition, revise to disclose the types of costs recognized as exploration and evaluation assets. Refer to paragraph 9 of IFRS 6.
9.4 Events after reporting date, page F-29

11. We note from your disclosure on page 38 that subsequent to the end of fiscal 2021, you announced a proposed placement of 145.9 million shares at an issue price of A$0.6553 per share to Sibanye-Stillwater which was approved by shareholders at an Extraordinary
         General Meeting held on October 21, 2021. We also note your financial statements for the year ended June 30, 2021 was authorized for issuance in accordance with a resolution of the Directors on December 7, 2021. Please disclose the issuance of these shares in your footnote for events after the reporting period pursuant to paragraph 22 of IAS 10. In
 Bernard Rowe
ioneer Ltd
January 3, 2022
Page 4
         addition, tell us why such planned issuance was not disclosed at Note
2.5 Earnings per
         Share pursuant to paragraph 70(d) of IAS 33.
Exhibits

12. Please file all material agreements as exhibits to your registration statement, including your option agreement to purchase Rhyolite Ridge, your joint venture agreement and subscription agreement with Sibanye-Stillwater Limited, your offtake agreements with
         EcoPro and Jinma, and your boric acid Distribution and Sales Agreements with Kintamani
         Resources Pte Limited and Boron Bazar Limited, or tell us why you believe you are not required to do so. Refer to Item 4 of Instructions as to Exhibits of Form 20-F.
13. Please file your employment agreements with your directors and officers as exhibits to your registration statement. See Item 4(c) to Instructions as to Exhibits of Form 20-F.
Exhibit 17.1 - Terms of Reference and Purpose, page 2-1, page 22

14. We note the effective date stated on the cover of this report is different than the date in this section. Please clarify the effective date of this report to be consistent throughout this document.
Exhibit 17.1 - Property Location, page 3-1, page 30

15.      Please locate your property as specified by Item 601(b)(96)(B)(3).
Exhibit 17.1 - Mineral Resource Estimate, page 11-17, page 107

16. We note your cut-off grade referencing only the boron component. Please modify your filing and include the lithium component with your cut-off grades as referenced on page
         12-10, in this section and elsewhere in your filing.
Exhibit 17.1 - Mineral Resource Estimate, page 11-17, page 108

17. We note your resource mining cost for your resource cut-off grade is different than that the mining cost used to estimate your reserve cut-off grade, which was derived from the
         Golder OPEX Cost Model - June 2018. Please explain why these different mining costs were used and supplementally provide a working excel copy of the Golder OPEX Cost
         Model - June 2018.
Exhibit 17.1 - Rhyolite Ridge Cut-off Grade Estimate, page 12-9, page 123

18. We note you used a Lithium Carbonate Equivalent (LCE) to estimate your shipping costs
FirstName LastNameBernard Rowe
       in Table 12.2 and that all materials shipped (lithium carbonate, lithium hydroxide, and
Comapany
       boricNameioneer    Ltd$145/ton. Please explain why the LCE is
appropriate considering the
              acid) will cost
Januarytotal material
         3, 2022  Pageshipped
                        4     of boric acid and lithium carbonate/hydroxide
will exceed 27 tons.
FirstName LastName
 Bernard Rowe
FirstName
ioneer Ltd LastNameBernard Rowe
Comapany
January    Nameioneer Ltd
        3, 2022
January
Page 5 3, 2022 Page 5
FirstName LastName
Exhibit 17.1 - Pit Targeting Assumptions, page 12-11, page 125

19. We note the ore processing cost in this table was derived from the Fluor OPEX Cost
         Model - June 2018, but it is significantly different that that used to calculate your cutoff grades. Please explain these inconsistencies and supplementally provide a working excel copy of the Fluor OPEX Cost Model - June 2018.
Exhibit 17.1 - Summary of Annual Plant Feed from the Measured, Indicated, and Inferred
Resource Classifications, pages 13-10 and 18-7, page 144

20. We note you have included inferred resources in the production schedule used to demonstrate the economic viability of your reserves. Please remove all inferred resources from your economic analysis. See Item 1302(e)(6)
Exhibit 17.1 - Market Studies, page 16-1, page 194

21. Please supplementally provide the technical reports and other information that establishes the legal, technical, and economic viability of your mining property. See Item 1301(d)(2)
         of Regulation S-K. The documents requested are as follows:

                Benchmark Mineral Intelligence - Lithium Price Assessment. Macquarie Group - Lithium Market Outlook.
                Roskill - Lithium Outlook to 2031.
                Maia Research Company - Global Borates Industry Market
Research.
                Shanghai Metal Market - China Boric Acid Market Study.
                2018 Preliminary Feasibility Study
                Definitive Feasibility Study - Ioneer Rhyolite Ridge, Fluor - March 2020.

         These documents should be formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call, if they have technical questions about your resources and reserves. Please contact our Mining
         Engineer, George K. Schuler, at (202) 551-3718 to arrange for the submission of the information outlined above. Please note, electronic submissions can only be destroyed and not returned, as provided in Rule 418(b) of Regulation C.
Exhibit 17.1 - Lithium Price and Volume Forecasts, page 16-2, page 195

22. We note you did not disclose the time period identifying when the consensus price forecast were prepared. Please state the date of your forecast estimates and the reasons justifying the selection of that time frame. See Item
601(b)(96)(b)(12)(iii).
Exhibit 17.1 - Lithium Price and Volume Forecasts, page 16-2, page 196

23. We note you do not state whether your forecast prices are for battery grade or technical grade products. Please clarify this within your technical report and provide the specifications for your salable products.
 Bernard Rowe
ioneer Ltd
January 3, 2022
Page 6
Exhibit 17.1 - Results of Economic Analysis, page 19-3, page 238

24. We note you did not disclose a complete economic analysis in this section. Your economic analysis should disclose your production, price, revenues, capital, sustaining capital, reclamation, operating costs, royalties, taxes, and pre/post tax cash flows on an annual basis. Please modify your filing to provide these details and summarize the results on an after-tax basis. Also please supplementally provide a working excel copy of the
         Fluor financial model.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Craig Arakawa,
Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at
(202) 942-3718 with any questions regarding engineering comments. Please contact Karina
Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special
Counsel, at (202) 551-3707 with any other questions.



FirstName LastNameBernard Rowe                                Sincerely,
Comapany Nameioneer Ltd
                                                              Division of
Corporation Finance
January 3, 2022 Page 6                                        Office of Energy
& Transportation
FirstName LastName